
July 27, 2023

Tek Che Ng
Chief Executive Officer
Technology & Telecommunication Acquisition Corp
C3-2-23A, Jalan 1/152
Taman OUG Parklane
Off Jalan Kelang Lama
58200 Kuala Lumpur , Malaysia

> **Re: Technology & Telecommunication Acquisition Corp**
> **Form 10-K for the Fiscal Year ended November 30, 2022**
> **Filed March 1, 2023**
> **File No. 001-41229**

Dear Tek Che Ng:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation